

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Mr. Harold G. Hamm
Chairman of the Board and Chief Executive Officer
Continental Resources, Inc.
302 N. Independence, Suite 1500
Enid, Oklahoma 73701

> **Re:** **Continental Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-32886**

Dear Mr. Hamm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 1

Crude Oil and Natural Gas Operations, page 4

1.   We note your disclosure in the last paragraph on page 48, in your discussion of your contractual obligations, that in 2010 you signed a throughput and deficiency agreement with a third-party oil pipeline company in which you committed to ship 10,000 barrels of oil per day for five years. Please provide the related disclosure that Item 1207 of Regulation S-K requires.

Mr. Harold G. Hamm
Continental Resources, Inc.
September 29, 2011
Page 2

<u>Risk Factors, page 21</u>

<u>We may incur substantial losses and be subject to substantial liability claims…, page 24</u>

2.   On page 27, you disclose that you engage third parties to provide hydraulic fracturing services which involve the injection of fluids and chemicals into rock formations to stimulate crude oil and natural gas production. If material, please revise this risk factor to specifically address the financial and operational risks associated with hydraulic fracturing, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids.

<u>Our identified drilling locations are scheduled out over several years…, page 25</u>

3.   The net acreage that you state will be expiring in the next three, years unless you are able to establish oil or gas production on that acreage, appears to represent over 72% of your total net undeveloped acreage. If this is true, this is material and should clearly be disclosed in the risk factor discussion. Please revise your document accordingly.

<u>We have limited control over the activities on properties we do not operate…, page 28</u>

4.   Please include in the risk factor discussion the percent of properties, including undeveloped properties, which you do not operate, if material.

<u>Press Release, August 3, 2011</u>

5.   It was stated that your Lambakis 1-11H well proves up an additional 15,000 net acres in the southern part of the 90,000 net acre Southeast Cana. Please explain to us how the successful drilling of one well justifies the re-classification of this large an area of unproved acreage. Please provide us a map of the Woodford Shale with the Lambakis 1-11H well and the nearest Woodford Shale producing wells. Please indicate on the map your net acreage and the area that you believe you now consider to be proved based on this one well.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or Alexandra M. Ledbetter at (202) 551-3317 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director